SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

EXTRAORDINARY SHAREHOLDERS' MEETING OF ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. hereby calls on Shareholders to attend the extraordinary shareholders’ meeting to be held on Wednesday, October 12th, 2011, starting at 7:30 a.m. at Ecopetrol´s auditorium located in The Principal Building -  Cr. 13 No. 36 – 24, Bogotá, Colombia.

The résumés of the current directors and the candidate nominated by minority shareholders are available to the shareholders on Ecopetrol´s Web site.

Shareholders that are not able to attend the Shareholders´ Meeting may be represented through a proxy, granted in writing, pursuant to the requirements provided for under Colombian Corporate Law. In order to facilitate the fulfillment of these requirements, shareholders are allowed to download from the website various proxy models that have been designed for each relevant case.

Except for the cases of legal representation, officers and employees of Ecopetrol S.A. shall not be entitled to represent shares other than their own, while in exercise of their posts, nor shall they be allowed to substitute the powers of attorney conferred upon them.

In all events, shareholders´ representation shall be subject to the rules set forth under Colombian Corporate Law and Securities Regulations, concerning illegal, unauthorized and unsafe practices by the issuers of securities.

JAVIER G. GUTIERREZ PEMBERTHY
Chief Executive Officer

RECOMMENDATIONS:

•	Have your identity document at hand, and if you are representing other shares, the respective proxy.
•	The doors of the auditorium and the registration spots will be opened from 6:30 a.m. onwards.
•	Entry of accompanying persons will be allowed only for physically handicapped shareholders, elder adults and under aged individuals.
•	No kits (presents) or food will be provided to the attendees.

For further information please contact:

Shareholders’ and Investors´ Office
Calle 81 No. 19A-18, Edificio Country, Piso 2
Phone: Bogota: 307 70 75; rest of the country: 01 8000 113434
E-mail: accionistas@ecopetrol.com.co
www.ecopetrol.com.co

Bogota, Colombia, October 7, 2011

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Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 7, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer